Exhibit 99.2

MICHAEL KORS

Michael Kors Holdings Limited Files 2012 Annual Report on Form 20-F

Hong Kong — June 12, 2012 — Michael Kors Holdings Limited (NYSE: KORS) (the “Company”) today announced that its Annual Report on Form 20-F for the fiscal year ended March 31, 2012 has been filed with the Securities and Exchange Commission and is accessible free of charge through the Investors page of the Company’s website at www.michaelkors.com. Alternatively, shareholders may request to receive a hard copy of the Annual Report on Form 20-F through the Information Request link on the Company’s Investors page or by writing the Company at c/o Michael Kors Limited, Unit 1001, 10/F Miramar Tower, 132 Nathan Road, Tsim Sha Tsui, Hong Kong, Attention: Corporate Secretary.

About Michael Kors

Michael Kors is a world-renowned, award-winning designer of luxury accessories and ready to wear. His namesake company, established in 1981, currently produces a range of products through his Michael Kors, KORS Michael Kors and MICHAEL Michael Kors labels, including accessories, footwear, watches, jewelry, men’s and women’s ready to wear, and a full line of fragrance products. Michael Kors stores are operated, either directly or through licensing partners, in some of the most prestigious cities in the world, including New York, Beverly Hills, Chicago, London, Milan, Paris, Munich, Istanbul, Dubai, Seoul, Tokyo and Hong Kong.

CONTACTS:

Investor Relations:

ICR, Inc.

Jean Fontana/Joseph Teklits

203-682-8200

jean.fontana@icrinc.com

Media:

Lisa Pomerantz

212-201-8128

lisa.pomerantz@michaelkors.com